Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
THIRD QUARTER HIGHLIGHTS	3
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
REVIEW OF THIRD QUARTER FINANCIAL RESULTS	7
REVIEW OF NINE MONTH FINANCIAL RESULTS	7
RESULTS OF OPERATIONS	8
OPERATIONAL REVIEW – OCAMPO MINE	9
OPERATIONAL REVIEW – EL CUBO MINE	17
EXPLORATION REVIEW	18
CONSOLIDATED EXPENSES	19
CONSOLIDATED OTHER INCOME / (EXPENSE)	20
CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)	20
FINANCIAL CONDITION	21
KEY ECONOMIC TRENDS	21
LIQUIDITY AND CAPITAL RESOURCES	21
CONTRACTUAL OBLIGATIONS	23
OUTSTANDING SHARE DATA	24
OFF-BALANCE SHEET ARRANGEMENTS	24
FINANCIAL INSTRUMENTS AND HEDGING	24
TRANSACTIONS WITH RELATED PARTIES	24
NON-GAAP MEASURES	25
SUBSEQUENT EVENTS	26
RISKS AND UNCERTAINTIES	27
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS	30
INTERNATIONAL FINANCIAL REPORTING STANDARDS	30
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	33
CONTROLS AND PROCEDURES	35
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	37
CAUTIONARY NOTE TO U.S. INVESTORS	38
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	38

2

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 8, 2010, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s restated consolidated financial statements for the period ended December 31, 2009, unaudited interim financial statements for the periods ended September 30, 2010, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3,” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns two mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company has also recently executed purchase - option agreements to acquire the Mezquite Project in Zacatecas State, Mexico (460 hectares), the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico (4,575 hectares), and the Los Jarros Project in Chihuahua State, Mexico (43,229 hectares). The Company has also acquired a new block of three claims on the west side of the Ocampo Mine properties that added 2,886 hectares to the Ocampo mineral properties – now totalling 14,641 hectares. A major new exploration concession of 14,669 hectares, “Fraile Norte” was also staked in the state of San Luis Potosi to cover potential extensions of the Santa Maria de la Paz mining district. The Company has also made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com  or on the Company’s website at www.gammongold.com .

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 27.

The price of gold is the largest single factor impacting the profitability and operating cash flow of the Company. The price of gold remained strong throughout the first nine months of 2010, with an average London PM Fix price of $1,177 per ounce; a 27% increase over the average price of $930 per ounce in the first nine months of 2009. Silver prices also remained strong during the first nine months of 2010, with an average London PM Fix price of $18.07 per ounce; a 32% improvement over the average price of $13.68 per ounce in the first nine months of 2009. The quarterly average London PM Fix prices of gold and silver improved by 28% and 29% respectively in Q3 2010, as compared to the average prices in Q3 2009.

THIRD QUARTER HIGHLIGHTS

  Earnings before other items were $11.1 million or $0.08 per share in the third quarter of 2010, an increase of $13.2 million ($0.10 per share) over a loss before other items of $2.1 million or $0.02 per share in the same period in 2009.

  Net earnings and net earnings per share were $7.5 million and $0.05 respectively, versus net loss and net loss per share of $1.2 million and $0.01 respectively in Q3 2009.

  The Company generated cash flow from operations of $31.2 million or $0.23 per share in the third quarter, representing a $17.3 million or 125% improvement over cash flow from operations in Q3 2009 of $13.9 million.

  Third quarter revenue from mining operations increased 16% to $55.5 million compared to $47.9 million in the same period of 2009, largely as a result of an increase in realized average gold and silver prices of 27%.

  The Company ended the quarter with a cash balance of $107.0 million, a $94.7 million increase in cash on hand since September 30, 2009. The Company’s cash balance has increased by $4.3 million since June 30th, 2010 as a result of strong operating cash flow from the Ocampo mine.

  On a consolidated basis, the Company produced 27,018 gold ounces and 1,189,769 silver ounces, or 48,650 gold equivalent ounces using the Company’s long-term gold equivalency ratio of 55:1. In Q3 2009, the Company produced 31,536 gold ounces, 1,265,645 silver ounces, or 54,549 gold equivalent ounces using the equivalency ratio of 55:1. Using the Company’s realized gold equivalency ratio of 64:1, third quarter production in 2010 and 2009 equalled 45,520 and 51,062 gold equivalent ounces respectively. This reduction in ounces produced resulted from the suspension of operations at the Company’s El Cubo mine during the second quarter of 2010. El Cubo contributed 13,163 gold equivalent ounces (using the long-term gold equivalency rate of 55:1) to consolidated ounces produced in the third quarter of 2009.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

  Using the Company’s long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in Q3 were $419(1), compared to $469 per gold equivalent ounce in the third quarter of 2009, representing a decrease of 11% quarter-over-quarter. Using the realized gold equivalency rate of 64:1, third quarter cash costs per gold equivalent ounce were $449(1), representing a decrease of 10% over Q3 2009 cash costs per gold equivalent ounce of $500.

  On September 16, 2010, the Company confirmed its production guidance of 180,000 to 200,000 gold equivalent ounces at the Ocampo mine, and reduced the mine’s cash costs guidance to $410 - $435 per gold equivalent ounce. Previously the Company had expected cash costs to be between $425 and $450 per gold equivalent ounce.

  On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.1 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction. Corex is a gold exploration company whose principal asset is the Santana Gold property located in Sonora State, Mexico.

  On August 31, 2010 the Company announced that it had executed a definitive agreement with Valdez Gold Inc. that will give the Company the option to acquire a 43,229 hectare block of mineral concessions located to the north and east of Ocampo, called the Los Jarros properties. Under the terms of the agreement, the Company will have the option to purchase a 100% interest in the properties through a series of successive payments within 48 months of the date of the agreement.

  On September 20, 2010, the Company reported the addition of 127,750 gold equivalent ounces (using the Company’s long term gold equivalency ratio of 55:1) in Proven and Probable Reserves at three new discoveries made at Ocampo. These three new deposits were discovered through the first phase drilling program during the first half of 2010 and will be incorporated into the 2010 Reserves and Resources Statement along with additional Reserves and Resources delineated through the Company’s ongoing drilling program at Ocampo in the second half of the year.

  Subsequent to the end of the third quarter, the Company announced that it had entered into a definitive merger agreement with Capital Gold Corporation (“Capital Gold”) pursuant to which the Company will offer to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction. Under the terms of the agreement, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of $0.79 per share. Capital Gold owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico.

  Subsequent to the end of the third quarter, the Company announced that it had renegotiated its credit facility with the Bank of Nova Scotia and Société Générale. The revised agreement provides for a $75 million revolving facility, which may be increased to $100 million upon the completion of the acquisition of Capital Gold Corporation, subject to satisfactory due diligence by the lenders on Capital Gold. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. The revised agreement expires 36 months from the date of closing, and contains various financial covenants. There are no operational covenants associated with this facility and there are no restrictions on the use of the proceeds.

OPERATIONAL HIGHLIGHTS

  On June 17, 2010, the Company announced the indefinite suspension of operations at the El Cubo mine as a result of continued labour disruptions, the termination of 397 unionized workers for participating in a work stoppage, and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels. Operations at the mine remained suspended throughout the third quarter.

  Subsequent to the end of the third quarter, the Company announced that the labor strike at the El Cubo mine has been declared illegal by the Mexican Federal Labor Board.

  154 contract miners, including supervisors, surveyors, geologists and maintenance personnel, as well as 30 pieces of key underground mining equipment were redeployed from El Cubo to the Ocampo mine in late June, to focus on development of the underground mines. As a result, development meterage in the Northeast underground and Santa Eduviges underground totaled 6,546 metres in the third quarter, representing an improvement of 38% over the second quarter of 2010. This included 510 metres of development at the Santa Eduviges project, bringing the total to 1,271 metres year-to-date.

  Production in the Ocampo underground operations averaged 1,596 tonnes per day (“TPD”), a 6% improvement over the Q2 2010 average of 1,500 TPD. Management expects the Santa Eduviges mine to contribute 250 TPD when it begins contributing to ore production in the latter part of the fourth quarter.
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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
  The Ocampo mill operated at 3,113 TPD during the quarter, just below its targeted rate of 3,300 – 3,400 TPD. During the quarter, the 7th thickener and new leach tank were commissioned as part of the 2010 mill redundancy initiative. The Company plans to complete this initiative in the final quarter of 2010 by installing a fourth tailings filter, a pulp density control system and an automated flocculant addition system.
(1)	The Company has included a non-GAAP performance measure, cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 25.

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become one of the most profitable North American precious metal company, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

  Realizing expansion opportunities at the Ocampo open pit and underground mines;

  Establishing Santa Eduviges as a second operating underground mine at Ocampo;

  Exploring a third underground area at Ocampo, Level 2, for possible exploitation of the Maria and Jesus Maria extensions and the newly discovered Los Monos and Molinos veins;

  Completing a Preliminary Economic Assessment Study on the Guadalupe y Calvo exploration property;

  The continuation of the Company’s exploration program which is designed to increase resources, convert resources to reserves and increase the production profile; and

  Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized in 2009 and into 2010 that. together with the Company’s working capital position and strong cash balance, are expected to be sufficient to fund the Company’s anticipated working capital requirements, the advancement of the Guadalupe y Calvo project, capital expenditures and growth plans.

In response to the increase in margins due to the significant improvement in the market prices for precious metals during the latter half of 2009, the Company has increased its focus on reserve growth. As a result, the 2010 exploration budget for Ocampo and Guadalupe y Calvo was expanded and will be funded by cash flow from operations and the proceeds arising from the October 22, 2009 equity issuance.

The exploration program at the Company’s Guadalupe y Calvo property presently comprises an infill drilling program on potential underground targets. Additionally, in 2010, as part of an aggressive project generation program, the Company will complete regional reconnaissance to identify potential targets for a follow-up drilling program. While the Company completes this evaluation, work is continuing on a Preliminary Economic Assessment Study that is expected to be completed in Q4 2010.

The Company is providing the following guidance for the Ocampo mine for 2010 (assuming a gold equivalency rate of 55:1 and a Mexican peso to US dollar exchange rate of 12.5 ):

  Gold production of 100,000 – 110,000 ounces;

  Silver production of 4,400,000 – 4,950,000 ounces;

  Gold equivalent production of 180,000 – 200,000 ounces; and

  Total cash costs per gold equivalent ounce of $410 - $435; revised downwards on September 16, 2010 from $425 to $450 per ounce.
5

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		QUARTER ENDED		QUARTER ENDED		NINE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30, 2010		SEPTEMBER 30, 2009		SEPTEMBER 30, 2010		SEPTEMBER 30, 2009
				(RESTATED(6))				(RESTATED(6))
Gold ounces sold		26,361		29,858		83,568		94,754
Silver ounces sold		1,202,713		1,249,252		3,800,054		3,637,073
Gold equivalent ounces sold(1)		45,099		49,305		141,990		148,391
Gold equivalency ratio(5)		64		64		65		68
Gold ounces produced		27,018		31,536		84,680		99,481
Silver ounces produced		1,189,769		1,265,645		3,754,041		3,700,416
Gold equivalent ounces produced(1)		45,520		51,062		142,536		153,665
Revenue from mining operations		$55,518		$47,906		$167,249		$138,581
Production costs, excluding amortization and depletion		$23,286		$23,845		$77,974		$69,391
Earnings / (loss) before other items		$11,058		$(2,117)		$35,135		$5,891
Net earnings / (loss)		$7,520		$(1,213)		$(170,945)		$(5,448)
Net earnings / (loss) per share		$0.05		$(0.01)		$(1.24)		$(0.04)
Net earnings / (loss) per share, diluted(2)		$0.05		$(0.01)		$(1.24)		$(0.04)
Cash flows from operations		$31,237		$13,875		$61,943		$46,621
Net free cash flow(3)		$3,945		$(4,588)		$(16,758)		$(7,595)
Total cash		$106,998		$12,287		$106,998		$12,287
Total assets		$788,372		$830,616		$788,372		$830,616
Total long-term financial liabilities		$33,228		$13,184		$33,228		$13,184
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(3)		$449		$500		$504		$469
Total cash costs per gold ounce(3)		$(108)		$191		$33		$204
Average realized gold price per ounce		$1,230		$971		$1,179		$932
Average realized silver price per ounce		$19.19		$15.15		$18.12		$13.83
Gold equivalent ounces sold (55:1)(4)		48,228		52,572		152,659		160,883
Gold equivalent ounces produced (55:1)(4)		48,650		54,549		152,934		166,761
Total cash costs per gold equivalent ounce (55:1)(3)(4)		$419		$469		$469		$433

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.

(2)

Net loss per share on a diluted basis is the same as net loss on an undiluted basis in nine months ended September 30, 2010 and the three and nine months ended September 30, 2009 as all factors were anti-dilutive.

(3)	See the Non-GAAP Measures section on page 25.

(4)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(5)	Number of silver ounces considered equivalent to one gold ounce.

(6)

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not translated appropriately. The 2009 restated results give effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose. As a result, the Company incorrectly presented the consolidated balance sheet as at the quarter described above, and the consolidated statements of operations and comprehensive income / (loss), and shareholders’ equity for the period then ended. Further information on these adjustments and a reconciliation of amounts previously reported is contained in the notes to the restated consolidated financial statements for the applicable period.

6

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

During the third quarter of 2010, the Company sold 26,361 gold ounces and 1,202,713 silver ounces, compared to sales of 29,858 gold ounces and 1,249,252 silver ounces in Q3 2009. Using the Company’s long-term gold equivalency ratio of 55:1, 48,228 gold equivalent ounces were sold in the third quarter of 2010, representing a decline of 4,344 ounces or 8% from sales of 52,572 gold equivalent ounces in the same period of the prior year. This decline resulted entirely from the suspension of operations at the El Cubo mine in Q2 2010, as El Cubo contributed 13,063 fewer gold equivalent ounces (55:1) to consolidated ounces sold in the current year quarter. Using the realized gold equivalency ratio of 64:1, gold equivalent sales in 2010 and 2009 were 45,099 and 49,305 ounces respectively. Third quarter revenues increased to $55.5 million compared to Q3 2009 revenues of $47.9 million. This $7.6 million increase in revenue was due to an increase in gold and silver prices by 27%, partially offset by a decline in production due to the suspension of operations at El Cubo.

Earnings before other items were $11.1 million or $0.08 per share in the third quarter of 2010, representing a $13.2 million improvement over Q3 2009 loss before other items of $2.1 million or $0.02 per share. This improvement resulted primarily from the increase in revenues mentioned previously, as well as a $5.8 million decline in general and administrative costs. In Q3 2009, the Company’s general and administrative costs included $8.4 million in severance and stock-based compensation costs related to the retirement of the Company’s former President and Chairman. The lower compensation costs in Q3 2010 were offset by the strengthening of the Canadian dollar and Mexican peso, which caused higher USD equivalent costs at the corporate offices, and increased professional fees primarily related to business development activities. Included in earnings before other items in Q3 2010 are $4.9 million in costs related to the suspended El Cubo operation.

Consolidated net earnings were $7.5 million in the third quarter of 2010, representing an $8.7 million increase over the Company’s Q3 2009 consolidated net losses of $1.2 million. This increase in earnings resulted from the items mentioned previously, partially offset by an unfavourable change in non-cash foreign exchange losses of $2.2 million which resulted from the strengthening of the Mexican peso relative to the US dollar in the third quarter of 2010.

Using the Company’s long-term gold equivalency ratio of 55:1, consolidated cash costs per gold equivalent ounce were $419 in Q3 2010 compared to $469 in Q3 2009, representing a decrease of 11% over the prior year. This decrease in cash costs primarily resulted from impact of suspending operations at the El Cubo mine in the second quarter of 2010. The El Cubo mine reports higher cash costs per gold equivalent ounce, thereby increasing consolidated cash costs in Q3 2009. Using realized gold equivalency ratios for Q3 2010 and Q3 2009, total cash costs per gold equivalent ounce for the third quarter decreased by 10% to $449, compared to $500 per gold equivalent ounce in the same period in 2009.

The Company reported cash flow from operations during the second quarter of $31.2 million or $0.23 per share, an increase of $17.3 million, or 125%, over the prior year result of $13.9 million or $0.11 per share. This improvement in operating cash flow resulted primarily from higher gold and silver prices, which have increased cash inflows, and positive changes in non-cash working capital specifically relating to the collection of receivables and timing of payments on payable balances, when compared to the third quarter of 2009.

REVIEW OF NINE MONTH FINANCIAL RESULTS

During the first nine months of 2010 the Company sold 152,659 gold equivalent ounces (using the long-term gold equivalency rate of 55:1), representing a small decline of 5% over sales of 160,883 gold equivalent ounces the same period of the prior year. Total year-to-date revenues have increased to $167.2 million, compared to year-to-date revenues in 2009 of $138.6 million. This $28.6 million increase is largely due to the strengthening in the price of gold and silver in 2010 as compared to 2009.

Earnings before other items were $35.1 million or $0.25 per share in the first nine months of 2010, representing a $29.2 million or 496% improvement over earnings before other items of $5.9 million or $0.05 per share in the same period in 2009.

Consolidated net losses were $170.9 million in the first nine months of 2010, representing a $165.5 million increase over the Company’s consolidated net losses of $5.4 million in the first nine months of 2009. This increase was due to the $193.3 million impairment charge related to the El Cubo mine closure in the second quarter of 2010, partially offset by the $28.6 million increase in revenue year-to-date. Before impairment charges and the related tax impact, consolidated net earnings were $22.4 million or $0.16 per share for the nine months ended September 30, 2010.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $469 in the first nine months of 2010 compared to $433 in 2009, representing an increase of 8% over the prior year. This increase in cash costs per gold equivalent ounce was primarily due to the unfavourable impact of the appreciation in the Mexican peso in the first nine months of 2010 as compared to the same period of 2009, rising costs at the El Cubo mine in the first half of 2010, and the reduced grades mined at Ocampo in 2010 which resulted in a decline in production. Grades were lower in the first half of 2010 at Ocampo due to mine sequencing that resulted from the larger than anticipated voids that were encountered in the Picacho pit, however, grades have improved significantly in the third quarter. Using realized gold equivalency ratios, total cash costs per gold equivalent ounce for the first nine months of 2010 increased 7% to $504, compared to $469 per gold equivalent ounce in the same period in 2009.

7

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company reported cash flow from operations of $61.9 million or $0.45 per share in the first nine months of 2010, representing a $15.3 million increase over the prior year result of $46.6 million or $0.38 per share.

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED SEPTEMBER 30	2010	2009	2010	2009	2010	2009
Gold ounces sold	26,167	22,219	194	7,639	-	-
Silver ounces sold	1,188,135	925,666	14,578	323,586	-	-
Gold equivalent ounces sold(1)	44,672	36,631	427	12,674	-	-
Gold ounces produced	27,018	24,145	-	7,392	-	-
Silver ounces produced	1,189,769	948,263	-	317,382	-	-
Gold equivalent ounces produced(1)	45,520	38,835	-	12,227	-	-
Revenue from mining operations	$54,987	$35,538	$531	$12,368	-	-
Production costs	$19,218	$15,243	$4,068	$8,602	-	-
Refining costs	$426	$618	$2	$172	-	-
Net earnings / (loss) before other items	$21,208	$9,595	$(4,930)	$(1,391)	$(5,220)	$(10,321)
Total cash costs per gold equivalent ounce(2)	$440	$433	$1,368	$692	-	-
Total cash costs per gold ounce(2)	$(121)	$83	$1,568	$507	-	-
Gold equivalent ounces sold (55:1)(3)	47,769	39,050	459	13,522	-	-
Gold equivalent ounces produced (55:1)(3)	48,650	41,387	-	13,163	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$411	$406	$1,272	$649	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 25.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		CORPORATE
NINE MONTHS ENDED SEPTEMBER 30	2010	2009	2010	2009	2010	2009
Gold ounces sold	72,408	76,355	11,160	18,399	-	-
Silver ounces sold	3,244,585	2,851,235	555,469	785,838	-	-
Gold equivalent ounces sold(1)	122,277	118,532	19,713	29,859	-	-
Gold ounces produced	73,836	80,536	10,844	18,945	-	-
Silver ounces produced	3,217,584	2,913,444	536,457	786,972	-	-
Gold equivalent ounces produced(1)	123,428	123,312	19,108	30,338	-	-
Revenue from mining operations	$144,700	$110,796	$22,549	$27,785	-	-
Production costs	$54,126	$49,325	$23,848	$20,066	-	-
Refining costs	$1,182	$1,663	$242	$484	-	-
Net earnings / (loss) before other items	$55,980	$31,986	$(8,282)	$(3,962)	$(12,563)	$(22,133)
Total cash costs per gold equivalent ounce(2)	$452	$430	$826	$624	-	-
Total cash costs per gold ounce(2)	$(52)	$151	$587	$424	-	-
Gold equivalent ounces sold (55:1)(3)	131,400	128,196	21,259	32,687	-	-
Gold equivalent ounces produced (55:1)(3)	132,338	133,507	20,596	33,254	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$421	$398	$766	$570	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 25.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. The mine is comprised of both open pit and underground mining operations, with milling and heap leach processing facilities.

In early 2010, the Company launched a strategy to increase redundant capacity at the Ocampo mill facility, such that the mill will be able to consistently maintain targeted production levels while considering periods of scheduled and unscheduled downtime. During the third quarter, in accordance with the project plan, the Company commissioned a sixth leach tank and a seventh thickener to the mill circuit. The project also includes the installation of a fourth filter press, a pulp density control system, and an automated flocculant addition system, which are anticipated to be commissioned in the fourth quarter of 2010.

The expansion and re-optimization of the heap leach pad through the conversion to a valley leach design has provided an additional 10 million tonnes of stacking capacity. This initiative has successfully deferred the construction of the Phase III expansion for additional heap leach capacity until 2012 - 2013, and will enable the Company to increase stacking rates to 10,000 to 12,000 tonnes per day. The Company installed an upgraded gear box at the heap leach overland conveyor system in July, which will allow the conveyor system to reach the higher end of the targeted stacking rate.

The underground mine maintained targeted levels throughout the third quarter, achieving an average mining rate of 1,596 TPD. During the third quarter, there was significant improvement in underground development, with a 38% increase in development meterage over the second quarter of 2010. This improvement is largely due to the transfer of additional personnel and equipment from the El Cubo mine in late June, which will enable the Company to develop new zones for extraction at the Ocampo underground mine during 2011. The Company expects to utilize these additional personnel and equipment at Ocampo until such time as milling operations resume at the El Cubo mine.

9

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Total tonnes mined	9,015,304	8,867,920
Total tonnes mined per day	97,992	96,390
Tonnes of ore mined	742,794	794,493
Capitalized stripping and other tonnes	6,606,420	6,613,170
Operating stripping ratio	2.24:1	1.84:1
Average grade of gold(1)	0.72	1.02
Average grade of silver(1)	40	51
Average grade of gold equivalent(1)	1.35	1.81
Average grade of gold equivalent (55:1) (1)(2)	1.46	1.95
Tonnes of marginal material wasted in quarter	-	341,005
Average grade of gold(1)	-	0.25
Average grade of silver(1)	-	11
Average grade of gold equivalent(1)	-	0.42
Average grade of gold equivalent (55:1) (1)(2)	-	0.45
Total tonnes ore mined and marginal material wasted	742,794	1,135,497
Average grade of gold(1)	0.72	0.79
Average grade of silver(1)	40	39
Average grade of gold equivalent(1)	1.35	1.40
Average grade of gold equivalent (55:1) (1)(2)	1.46	1.50
Low grade tonnes stockpiled ahead of the heap leach	45,335	159,918
Average grade of gold(1)	0.47	0.59
Average grade of silver(1)	27	33
Average grade of gold equivalent(1)	0.90	1.13
Average grade of gold equivalent (55:1) (1)(2)	0.95	1.19
Low grade tonnes stockpiled for processing	-	256,112
Average grade of gold(1)	-	0.42
Average grade of silver(1)	-	18
Average grade of gold equivalent(1)	-	0.72
Average grade of gold equivalent (55:1) (1)(2)	-	0.75

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Company mined 9,015,304 tonnes from the open pit in the third quarter, representing a 2% improvement over the tonnes mined in the same period of the prior year. The 742,794 tonnes of ore mined in the third quarter was a 7% reduction from Q3 2009, and was primarily due to a wall failure in the Plaza de Gallos pit during the month of July that rendered portions of the pit inaccessible during the first two months of the quarter. The remediation of the wall failure was completed during the month of October, and normal production levels have resumed in the Plaza de Gallos pit. In September 2010, the open pit mined 3,256,628 tonnes or 108,554 TPD, which represents the best monthly result in the Company’s history. Year-to-date, the Company mined 26,834,649 tonnes in the open pit, versus 23,598,986 tonnes in the same period of the prior year, representing a 14% increase year-over-year.

10

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company continued its stripping activities at the Picacho open pit, mining 3,721,227 tonnes during the third quarter versus 2,846,837 tonnes the second quarter of 2010. To date, stripping activities at Picacho total approximately 17.6 million tonnes. Stripping of Phase 2 of Picacho will end in the fourth quarter of 2010 while stripping of Phases 1 and 3 of Picacho will accelerate at the same time. Stripping activities continued at the Conico / Refugio open pit with 1,531,010 tonnes being mined compared to 1,751,053 in the previous quarter. Improved overall productivity in the open pits has resulted in accelerated stripping activities in the first nine months of 2010 such that actual stripping has exceeded the Company’s plan by 5.1 million tonnes. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 2.4 million tonnes in Q3 2010 as compared to 3.3 million tonnes in the second quarter. The operating strip ratio increased from 1.84:1 in Q3 2009 to 2.24:1 in Q3 2010 primarily due to a footwall failure at Plaza de Gallos, which resulted in lower ore production due to the need to re-sequence mining activities to ensure the safe removal of material from the fault.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Tonnes of ore mined	146,867	53,285
Tonnes of ore mined per day(3)	1,596	579
Average grade of gold(1)	2.16	2.42
Average grade of silver(1)	126	133
Average grade of gold equivalent(1)	4.11	4.48
Average grade of gold equivalent (55:1)(1)(2)	4.45	4.84
Metres developed	6,546	4,164

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)

In 2010, includes 2,820 tonnes at 0.60 gold grams per tonne and 33 silver grams per tonne, or 1.10 gold equivalent grams per tonne, of low grade development material sent to the heap leach for processing.

The Company mined 146,867 tonnes of underground ore in the third quarter of 2010, representing a 176% increase over the same period of the prior year. The significant increase over the prior year is due to the underground reinvestment and reorganization program that took place in 2009 that has resulted in steadily improving production since Q2 2009. Average daily production rates in the underground were 1,596 TPD in the third quarter, a 6% improvement over the Q2 2010 result of 1,500 TPD.

Development in the underground continued to advance in the third quarter with a total of 6,546 metres developed, an increase of 38% over Q2 2010 development of 4,744 metres. This significant increase in underground development is largely due to the utilization of additional personnel and equipment from the El Cubo mine that were relocated to Ocampo in late June. During the third quarter, the Company continued underground development at Ocampo’s second underground mine, Santa Eduviges, which is located under the current open pits and is within close proximity of the main crushing circuit. Development at Santa Eduviges totaled 510 metres during the third quarter, for a total of 1,271 metres year-to-date. Management is targeting production at Santa Eduviges by the end of the fourth quarter of 2010, when it is expected that this mine will provide supplemental mill material, thereby reducing the required open pit contribution to the mill.

11

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Tonnes from the underground	138,552	51,135
Average grade of gold processed(1)	2.19	2.42
Average grade of silver processed(1)	128	133
Gold equivalent grade processed(1)	4.17	4.48
Gold equivalent grade processed (55:1)(1)(2)	4.51	4.84
Tonnes from the open pit	147,812	189,465
Average grade of gold processed(1)	1.59	2.26
Average grade of silver processed(1)	92	107
Gold equivalent grade processed(1)	3.02	3.93
Gold equivalent grade processed (55:1)(1)(2)	3.26	4.21
Total tonnes of ore processed	286,364	240,600
Total tonnes of ore processed per day	3,113	2,615
Average grade of gold processed(1)	1.88	2.30
Average grade of silver processed(1)	109	113
Gold equivalent grade processed(1)	3.57	4.05
Gold equivalent grade processed (55:1)(1)(2)	3.87	4.35
Gold ounces produced	16,749	16,674
Silver ounces produced	819,116	681,755
Gold equivalent ounces produced	29,475	27,266
Gold equivalent ounces produced (55:1)(3)	31,642	29,070

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The Ocampo mill circuit processed 286,364 tonnes, or 3,113 TPD, during the third quarter as compared to 240,600 tonnes, or 2,615 TPD, in the same quarter of 2009. This 19% improvement in the mill processing rate is attributable to the Phase III mill expansion that was completed in the second quarter with the commissioning of the final three cyclones. The Company continued to execute upon its mill redundancy initiative in the third quarter, with the installation of a sixth leach tank and seventh thickener. Silver recoveries are expected to improve as a result of increased residence time from the additional leach tank. During the month of September, silver recoveries improved, averaging 83.3%.

Using the Company’s long-term gold equivalency ratio of 55:1, gold equivalent grades processed at the mill facility declined from 4.35 gold-equivalent grams per tonne in Q3 2009 to 3.87 gold equivalent grams per tonne in Q3 2010. This decrease occurred despite a significant increase in tonnage processed from the underground, primarily due to a decline in open pit grades processed at the mill in the third quarter of 2010 as compared to Q3 2009. Mill grades improved over the second quarter of 2010 due to a significant improvement in open pit grades, from 2.5 gold-equivalent grams per tonne (55:1) in Q2 to 3.26 gold-equivalent grams per tonne (55:1) in Q3. This increase from the prior quarter is attributable to improved short-term open pit planning as well as grade control initiatives undertaken during the quarter. Realized mill grades decreased to 3.57 gold equivalent grams per tonne in Q3 2010 from 4.05 in the same period in 2009. The Company expects to mine higher grade material in both the open pit and underground in the fourth quarter when the Picacho Phase 1 pit and the Santa Eduviges underground mine begin contributing to ore production.

Using the Company’s long-term gold equivalency ratio of 55:1, gold-equivalent ounces produced increased by 9% to 31,642 ounces. This increase was due to the 19% improvement in tonnes processed, partially offset by an 11% decline in grades. Also contributing to the increase in ounces produced was the increase in silver recoveries, which averaged 78.2% during Q3 2009 and improved to 81.4% during the third quarter of 2010. Realized gold-equivalent ounces produced increased by 8% to 29,475 gold equivalent ounces.

12

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Open pit ore tonnes placed on the heap leach pad	625,555	557,410
Underground mine tonnes placed on heap leach pad	2,820	6,669
Total tonnes of ore processed	628,375	564,079
Total tonnes of ore processed per day	6,830	6,131
Average grade of gold processed(1)	0.46	0.65
Average grade of silver processed(1)	26	35
Gold equivalent grade processed(1)	0.87	1.20
Gold equivalent grade processed (55:1)(1)(2)	0.94	1.29
Gold ounces produced	10,269	7,471
Silver ounces produced	370,653	266,508
Gold equivalent ounces produced	16,045	11,569
Gold equivalent ounces produced (55:1)(3)	17,008	12,317

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

During the third quarter of 2010, the Company placed 628,375 tonnes on the heap leach pad at an average stacking rate of 6,830 TPD, representing an 11% increase over Q3 2009 daily processing rates. This increase occurred despite the stacking rate being 43% below expectations, which was a direct consequence of reduced ore production from the open pit due to the inaccessibility of the Plaza de Gallos pit after the wall failure mentioned previously. This decline in open pit production negatively impacted the Q3 2010 daily stacking rate, resulting in a 32% decline from the second quarter result of 10,017 TPD.

Lower grades in Q3 2010 were attributable to the lowering of the open pit mill cut-off grade to reflect the stronger metal price environment and the cessation of stockpiling low grade material, which reduced the grade of open pit ore placed on the heap leach as compared to the prior year quarter. During Q3 2010, the mill cut-off grade was lowered due to the interruption in the production of ore from the Plaza de Gallos pit, which had been providing a significant amount of the mill’s high grade ore feed. Despite this occurrence, the gold equivalent grades placed on the heap leach improved from 0.81 gold-equivalent grams per tonne (55:1) in Q2 2010 to 0.94 gold equivalent grams per tonne (55:1) during Q3 2010 due to higher grades from the Picacho pit.

As of the end of the quarter, the Company had 45,335 tonnes of ore, grading 0.90 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 159,918 tonnes of ore at 1.13 gold equivalent grams per tonne at the end of Q3 2009. At the end of Q3 2009, the Company had also stockpiled 256,112 tonnes of ore grading 0.72 gold equivalent grams per tonne for processing at a later date. This ore was processed in the fourth quarter of 2009 when stacking rates were increased as a result of the re-optimization of the heap leach facility design, and existing stockpiles were drawn down.

OCAMPO CASH COSTS

Using the Company’s long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $411 in the third quarter of 2010, which is relatively consistent with cash costs of $406 per gold equivalent ounce in the third quarter of 2009. Year-to-date, Ocampo’s cash costs were $421 using the long-term gold equivalency ratio of 55:1, compared to $398 per gold equivalent ounce during the same period in 2009. Cash costs have increased year-to-date in 2010 as a result of the unfavourable appreciation in the weighted-average Mexican peso exchange rate and the processing of lower grade ore during the first nine months of the year, which has increased the cost per ounce produced.

Using the realized gold equivalency ratio of 64:1, third quarter cash costs were $440 per gold equivalent ounce compared to $433 per gold equivalent ounce in the third quarter of 2009, and year-to-date cash costs were $452 per gold equivalent ounce in 2010 versus $430 per gold equivalent ounce in 2009.

13

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO EXPLORATION

The Company continues to dedicate substantial resources to its exploration activities at its flagship Ocampo mine. During the third quarter the Company published compliant reserve estimates for three new deposits that were discovered and delineated in the current year, which included drilling completed to the end of Q2. These deposits included Santa Eduviges, Santa Juliana/Belen, and Las Molinas. Together, as of June 30, 2010, these three deposits have proven reserves of 1,064,000 tonnes grading 1.49 grams per tonne gold and 51 grams per tonne silver, and probable reserves of 500,000 tonnes grading 1.41 grams per tonne gold and 102 grams per tonne silver, for combined in-situ metal content of 73,500 ounces gold and 3,370,000 ounces silver, or 127,750 gold equivalent ounces(1). Due to the success of the program to date, the Company has approved further exploration expenditures of $14.2 million to conduct a further 78,700 metres of drilling and 3,290 metres of drifting. This work is designed to extend known reserves and resources, as well as discover new orebodies.

(1)

The above scientific or technical information has been prepared and verified by employees of Gammon Gold Inc. under the supervision of Ramon Luna, P. Geo. Mr. Luna is a “Qualified Person” as defined in National Instrument 43-101. For a description of the key assumptions, parameters and methods used to estimate the foregoing additions to the estimated reserves, data verification and other relevant factors, please refer to the Company's press release dated September 20, 2010.

During the first nine months of 2010, the Company has completed 421 drill holes for 87,548 metres of exploration drilling at the Ocampo mine; including 204 drill holes for 46,600 metres of surface drilling and 217 drill holes for 40,948 metres of underground drilling. Of this total, the Company completed 131 holes for 28,085 metres during the third quarter of 2010.

The primary goal of the underground drilling has been to extend known vein resources in the Northeast underground mine, both along strike and downward below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating open pits. The Company anticipates adding further reserves to the two deposits delineated in the first nine months of 2010 by continuing to drill extensions of these in the fourth quarter. This program is normal in-mine exploration and development that is to be expected in an underground mine. The underground drilling has been focused on the Santa Eduviges, Belen, San Amado, Rosario, and Aventurero Veins.

Some of the best intercepts from the underground drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-816	AVENTURERO	173.5	177.1	3.6	12.67	680	25.04
OU-817	AVENTURERO	185.1	185.8	0.7	1.49	133	3.91
OU-794	ROSARIO	199.0	210.0	11.0	2.32	101	4.17
OU-831	ROSARIO	184.7	192.0	7.3	5.27	133	7.68
OU-834	ROSARIO	64.3	65.2	0.9	5.59	673	17.83
OU-839	ROSARIO	80.1	81.9	1.8	3.44	380	10.34
OU-843	ROSARIO	234.2	234.9	0.7	0.81	143	3.41
OU-846	ROSARIO	113.1	117.0	3.9	0.99	125	3.26
OU-787	SAN AMADO	99.8	100.8	1.0	3.01	10	3.19
OU-805	SAN AMADO	114.0	115.1	1.1	13.45	43	14.22
OU-807	SAN AMADO	132.0	132.5	0.5	35.70	1915	70.52
OU-860	SAN AMADO	144.4	145.6	1.3	2.44	170	5.53
OU-863	SAN AMADO	160.9	161.9	1.0	35.28	917	51.95
OU-863	SAN AMADO	164.9	165.4	0.5	5.35	367	12.02
OU-905	SAN AMADO	143.3	144.0	0.7	37.30	828	52.35
OU-909	SAN AMADO	132.2	133.5	1.3	76.44	1106	96.55
OU-821	SANTA EDUVIGES	218.0	222.0	4.0	7.45	128	9.77
OU-824	SANTA EDUVIGES	193.5	194.5	1.0	3.63	334	9.70
OU-824	SANTA EDUVIGES	203.5	206.5	3.0	3.11	24	3.55
OU-859	SANTA EDUVIGES	3.0	4.6	1.6	0.12	1725	31.48
OU-864	SANTA EDUVIGES	208.7	213.9	5.3	2.64	27	3.12
OU-922	SANTA EDUVIGES	121.5	122.0	0.5	3.98	50	4.89
OU-923	SANTA EDUVIGES	110.1	110.7	0.6	1.99	108	3.95
OU-817	SANTA JULIANA	190.6	193.5	2.9	1.69	152	4.45

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Ian Hardesty, Senior Underground Geologist at the Ocampo mine. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company’s Ocampo Mine lab, using standard fire assay procedures. True widths have not been calculated.

14

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company maintains a Quality Assurance and Quality Control program that includes insertion of commercially-purchased pulp control sample and blanks to ensure laboratory accuracy. Except as set out herein, the geology, mineral occurrences, nature of mineralization found, rock types, geological controls, dimensions of mineralized zones, and drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of exploration results, are as set out in the technical report dated October 12, 2009 titled "2008 Technical Report on the Ocampo Mine" prepared by Ramon Luna, P.Geo, a copy of which has been filed under the Company's profile on www.sedar.com.

Ocampo surface exploration includes some in-fill drilling in the open pits, and extensive new discovery drilling on targets outside of present resources. During the quarter, the Company completed 48 drill holes for 12,854 metres, which was primarily focused on drilling in the Santa Juliana and Belen veins. Surface drilling in the first nine months of 2010 totaled 204 drill holes for 46,600 metres. To date, drilling meterage has been focused on the Santa Juliana (25%), Santa Librada (14%), Picacho Deeps / San Ramon (12%) and Belen (10%). The remaining 39% of drilling has been divided between another 15 target areas, including in-fill drilling in the open pits. Work to date has been successful, having contributed to the definition of the new reserves published on the Belen and Santa Juliana deposits.

During the quarter, the Company completed first stage drilling on the Santa Juliana vein from its intersection with the Aventurero vein southwestward. Year-to-date, the Company has completed 50 drill holes for 11,499 metres on this vein, with spacing between drill intercepts being 30 to 100 metres in the plane of the vein. The results have been very positive, with numerous ore-grade intercepts along a 250 metre strikelength and 250 metre vertical interval, and an update to the reserves published in the past month is anticipated during the 2010 year-end reserve estimation process.

Other successful drilling work this quarter includes:

  ore-grade drill intercepts at the Belen vein;

  a new mineralized structure was discovered on the west side of the Santa Librada target;

  ore-grade mineralization was drilled under the Picacho open pit; and

  a new discovery was made at the “Polvorin” prospect just north of the Company’s offices.

The work completed during the quarter has firmed up reserves and added new discoveries that will be followed up in the fourth quarter.

15

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Some of the best intercepts from the surface drilling conducted during the quarter include the following:

HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	GOLD EQUIVALENT
							(G/T)(55:1)
OG-1002	BELEN	99.6	100.1	0.5	5.37	252	9.95
OG-1002	BELEN	105.5	106.1	0.6	0.07	880	16.07
OG-1009	BELEN	104.3	107.7	3.4	3.43	71	4.73
OG-1012	BELEN	122.9	123.45	0.6	2.68	124	4.93
OG-1016	BELEN	116.7	121.8	5.2	0.99	129	3.33
OG-1024	BELEN	140.2	141.6	1.4	1.25	127	3.56
OG-1025	BELEN	159.4	160.2	0.8	1.35	180	4.62
OG-1043	BELEN SUR	158.1	159.1	1.0	1.18	197	4.76
OG-1043	BELEN SUR	166.3	166.8	0.5	10.95	302	16.44
OG-1064	POLVORIN	36.5	37.1	0.6	6.60	597	17.45
OG-1007	SANTA JULIANA	179.1	180.1	1.0	2.15	635	13.70
OG-1029	SANTA JULIANA	282.3	284.3	2.0	1.71	234	5.97
OG-1032	SANTA JULIANA	184.6	185.3	0.7	4.62	384	11.60
OG-1032	SANTA JULIANA	186.0	187.2	1.3	1.51	157	4.36
OG-926	SANTA JULIANA	117.0	118.5	1.5	4.89	608	15.94
OG-928	SANTA JULIANA	106.6	111.7	5.1	0.85	97	2.60
OG-931	SANTA JULIANA	174.0	175.1	1.1	0.97	161	3.90
OG-934	SANTA JULIANA	174.0	176.4	2.3	0.87	139	3.41
OG-958	SANTA JULIANA	320.5	322.2	1.7	1.10	114	3.18
OG-965	SANTA JULIANA	269.3	270.3	1.0	3.65	785	17.92
OG-969	SANTA JULIANA	246.6	249.9	3.3	11.47	1225	33.75
OG-972	SANTA JULIANA	150.1	150.6	0.5	11.55	449	19.71
OG-978	SANTA JULIANA	281.9	284.9	3.0	1.26	201	4.91
OG-989	SANTA JULIANA	135.8	136.4	0.7	0.13	174	3.29
OG-993	SANTA JULIANA	192.8	203.4	10.7	0.84	120	3.01
OG-995	SANTA JULIANA	135.4	135.9	0.6	0.20	395	7.38
OG-997	SANTA JULIANA	189.7	190.6	0.9	2.66	158	5.53
OG-1045	SANTA LIBRADA	96.4	96.9	0.5	4.70	7	4.83

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

The Company maintains a Quality Assurance and Quality Control program that includes insertion of commercially-purchased pulp control sample and blanks to ensure laboratory accuracy. Except as set out herein, the geology, mineral occurrences, nature of mineralization found, rock types, geological controls, dimensions of mineralized zones, and drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of exploration results, are as set out in the technical report dated October 12, 2009 titled "2008 Technical Report on the Ocampo Mine" prepared by Ramon Luna, P.Geo, a copy of which has been filed under the Company's profile on www.sedar.com.

Apart from drilling activity, the Ocampo exploration team has dedicated substantial efforts into generating and refining new exploration targets by detailed geologic mapping. The Company continues to use a team of geologists working in target generation on the project, and there is a substantial inventory of exploration targets to drill test in the future. The geology department has generated another 22 drill targets, and these will be drilled over the coming 12 months in order of priority, and as surface permits allow.

16

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V. The Company indefinitely suspended operations on June 17, 2010 at the El Cubo mine due to a continued labour disruption by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels. Operations at the mine remained suspended throughout the entire third quarter of 2010.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Tonnes of ore mined	-	141,781
Tonnes of ore mined per day	-	1,541
Total tonnes of ore processed	-	144,206
Total tonnes of ore processed per day	-	1,567
Average grade of gold processed(1)	-	1.79
Average grade of silver processed(1)	-	80
Gold equivalent grade processed(1)	-	3.04
Gold equivalent grade processed (55:1)(1)(2)	-	3.24
Gold ounces produced	-	7,392
Silver ounces produced	-	317,380
Gold equivalent ounces produced	-	12,228
Gold equivalent ounces produced (55:1)(3)	-	13,163

(1)	Grams per tonne.

(2)	Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

EL CUBO CASH COSTS

Using the Company’s long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $1,272 in the third quarter of 2010. During the quarter, the Company received final quality assessments and quotations from the refiner on metal shipments from previous quarters, resulting in an additional 194 gold ounces, 14,578 silver ounces or 427 gold equivalent ounces sold during the quarter. Gold and silver produced at the El Cubo mine is sold at 95% of its estimated metal content, with the remainder sold once actual metal content is known. Cash costs per gold equivalent ounce are based on the value remaining in inventory for the 427 gold equivalent ounces sold during the quarter, and are higher than usual because the Company realized fewer ounces than expected.

EL CUBO EXPLORATION

There was no new exploration at the El Cubo Mine project this quarter due to the project being on care and maintenance. All data and files have been moved off site. The drilling completed through June 2010 was summarized and reported in the prior quarter.

17

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

GUADALUPE Y CALVO EXPLORATION

During the quarter, Micon International Ltd., the third-party contractor leading the Preliminary Economic Assessment Study, worked on deposit modeling. The Company received final reports on cyanide bottle roll tests on -100 mesh ores and cyanide column leach tests on -1/2” and -1/4” ores. The bottle roll tests showed an average of 93.7% recoveries for gold and 73.7% for silver. Results from the column leach tests showed that recoveries on -1/4” crushed ores average 68% for gold and 46% for silver. These results will be used to model milling and heap leach parameters for the scoping study.

The step-out drilling to the Northwest that was initiated in April continued during the third quarter, with a successful discovery of high-grade mineralization 400 metres past the known drill pattern to the Northwest along the Rosario vein. This new drilling is widely-spaced discovery drilling with 100 to 200 metres between individual drill intercepts in the plane of the vein. The best drill intercept received during the quarter was from hole GC-188, which cut a wide zone of quartz veins, vein breccias, and sheeted veining. From 709.0 metres this hole intersected 1.4 metres grading 24.04 gold grams per tonne, 307 silver grams per tonne, or 29.62 gold-equivalent grams per tonne (55:1) in the hanging wall of the zone, with a low-grade zone of 3.5 metres grading 0.56 gold grams per tonne, 33 silver grams per tonne, or 1.16 gold-equivalent grams per tonne (55:1) below the high-grade hanging wall. Based on this discovery, along with the others outlined below, the Company has approved another 20,000 metres of drilling in the fourth quarter, at a budgeted cost of $2.3 million. The objective of this work will be to step out the discoveries made to date to determine if there is justification for closely-spaced drilling to define resources, or if an underground ramp is justified.

Some of the best intercepts from the surface drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
GC-0182	ROSARIO	170.1	176.0	5.9	0.38	27	0.87
GC-0188	ROSARIO	709.0	717.2	8.2	3.97	73	5.77
Including	ROSARIO	710.2	711.6	1.4	24.04	307	29.63
GC-0188	ROSARIO	742.0	743.3	1.0	2.69	10	2.88
GC-0192	ROSARIO	259.8	262.2	2.4	1.04	10	1.22
GC-0192	ROSARIO	274.3	275.7	1.4	1.95	10	2.14

Note: This exploration information has been reviewed and verified by Qualified Person, Mr. Peter Drobeck, Senior Vice President, Exploration and Business Development. All sample analyses were performed by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures. True widths have not been calculated.

The Company maintains a Quality Assurance and Quality Control program that includes insertion of commercially-purchased pulp control sample and blanks to ensure laboratory accuracy. Except as set out herein, the geology, mineral occurrences, nature of mineralization found, rock types, geological controls, dimensions of mineralized zones, and drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of exploration results, are as set out in the technical report dated November 25, 2002 prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt, a copy of which has been filed under the Company's profile on www.sedar.com.

MEZQUITE PROJECT EXPLORATION

During the first quarter of 2010, the Company executed two options to purchase contracts on the 460-hectare Mezquite Project near the Concepcion del Oro mining district that includes other significant discoveries such as Peñasquito and Camino Rojo. Based on prior positive results of the geophysical program conducted in the second quarter, the Company began drilling this project in the third quarter. During the quarter, the Company completed 5 core holes for 2,153 metres, and has received assay results for two of these holes. Although the results to date have shown geochemically anomalous gold and zinc, no commercial-grade mineralization has been discovered. The Company plans to complete another four drill holes on the project to determine whether further work is justified.

VENUS PROJECT EXPLORATION

During the second quarter, the Company entered into an option agreement with Mexicana de Cobre, S.A. de C.V., an operating subsidiary of Grupo México S.A. de C.V., for a 4,491 hectare block of claims north of the Ocampo mine, known as the Venus property. During the third quarter, the Company negotiated and executed an option to purchase an internal claim within the project covering another 84 key hectares, bringing the project’s total mineral rights to 4,575 hectares.

18

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the second and third quarter the Company launched an aggressive surface exploration program of geologic mapping and geochemistry. By the end of Q3, the Company had completed geologic mapping over approximately 40% of the mineral rights, had completed a 110-sample stream-sediment geochemistry program, and a 2,019 sample rock-chip geochemical program. This work has successfully identified three drill targets in the properties. These drill targets have strong gold-silver geochemical anomalies, favourable structural features similar to the setting of the Ocampo mines, and are of sufficient size to cover potentially attractive economic mineralization. At the La Boleta target, the Company collected 703 rock samples on its properties, of which 171 samples (24%) had greater than or equal to 0.20 grams per tonne gold, and these 171 samples average 1.52 grams per tonne gold, 21 grams per tonne silver, or 1.90 grams per tonne gold equivalent (gold values were capped at 8 grams per tonne). La Boleta is a 2,100-metre long target zone of combined vein and sheeted stockwork occurrence with mineralization partly hosted in the outer portion of a rhyolite dome – a setting considered very favourable for bulk-mineable gold-silver deposits. At the Santo Niño target, a vein system ranging up to 30 metres wide has been mapped over a 2,400 metre strikelength. The Company has collected 301 rock samples from this target, of which 150 (50%) contained greater than or equal to 0.20 grams per tonne gold, and these 150 samples average 1.16 grams per tonne gold and 7 grams per tonne silver, or 1.29 grams per tonne gold equivalent (gold values were capped at 8 grams per tonne). A third target called the Roncesvalle Vein has been traced for 180 metres along strike. To date the Company has collected 49 samples from this vein’s outcrops, of which 29 (59%) contained greater than 0.20 grams per tonne gold, and these 29 samples average 1.28 grams per tonne gold and 17 grams per tonne silver, or 1.58 grams per tonne gold equivalent.

Based on these positive results, the Company is planning to mobilize a drill rig to the project in the fourth quarter to initiate drilling on at least two of these target areas, and is anticipated that drilling will extend into 2011.

Note: The above exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck, Senior Vice President Exploration and Business Development. All sample analyses were performed by ALS Chemex, based in Hermosillo, Sonora State, Mexico, using standard fire assay procedures. True widths have not been calculated.

LOS JARROS PROJECT EXPLORATION

During the third quarter, the Company executed the formal option agreement on the Valdez Gold “Los Jarros” properties in Chihuahua, Mexico. This large block of concessions (43,229 hectares) surrounds portions of the Ocampo Mine property, as well as the Concheno Mine and Pinos Altos Mine, both northeast of Ocampo. A separate concession that is included in the option agreement, the “Gaby II” concession in the southern part of the project covers a high-sulfidation epithermal gold occurrence that was drilled in 1999 and again in 2009 by Valdez Gold. Drill hole LJ-99-04 completed in 1999 discovered a large breccia body with disseminated gold: 105.6 metres grading 0.57 gold grams per tonne from a depth of 1.5 metres. This is considered an excellent target for a bulk-mineable high-sulfidation epithermal deposit. After signing the agreement for the mineral rights, the Company began negotiating a surface access agreement with the local community and commenced geologic mapping. A small preliminary drilling program is planned for the fourth quarter.

CONSOLIDATED EXPENSES

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
General and administrative costs	$8,139	$13,900	$19,302	$29,824
Amortization and depletion	$12,607	$11,488	$33,414	$31,328

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs in the third quarter decreased over the prior year quarter by $5.8 million. Year-to-date, general and administrative costs have decreased by $10.5 million, when compared to the first nine months of 2009. General and administrative costs in the prior year were higher primarily due to accrued severance costs and share-based compensation costs related to the retirement of the Company’s President and Chairman in Q3 2009. The lower compensation costs in Q3 2010 are partially offset by an additional $0.4 million in costs in the current year related to business development activities, and by increased professional fees incurred at the Company’s corporate offices. In addition, the strengthening of the Canadian dollar and Mexican peso in the third quarter as compared to the prior year quarter has negatively impacted the Company’s USD equivalent general and administrative expenses.

Amortization and depletion, which primarily relates to mining activities, was $12.6 million in the third quarter of 2010 compared to $11.5 million in the third quarter of 2009. Year-to-date, amortization and depletion increased by $2.1 million over the same period in 2009. This expense has largely increased due to the additional amortization recorded on capital additions, capital upgrades to the Ocampo mill and heap leach processing facilities, and electrical infrastructure required to connect Ocampo to the electrical grid.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Impairment charges	-	-	$(221,610)	-
Gain on investments	$372	-	$294	-
Loss on disposal of assets	$(1,067)	-	$(2,437)	-
Interest on long-term debt	$(767)	$(559)	$(2,374)	$(2,467)
Foreign exchange (losses) / gains	$(834)	$1,354	$(1,945)	$(3,276)
Interest and other income	$327	$111	$1,243	$500
Other expense	$(881)	-	$(881)	-

The Company recognized impairment charges of $221.6 million in the second quarter of 2010 related to the El Cubo mine. The associated income tax impact was $28.3 million, for a net impairment charge of $193.3 million.

During the quarter, the Company purchased units in Corex Gold Corporation, each unit consisting of both equity securities and warrants. The Company now holds equity securities and warrants in two companies; Corex Gold Corporation and Golden Queen Mining Co. Ltd. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are adjusted to fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur. The Company recognized an unrealized gain of $0.4 million in the third quarter related to the change in fair value of the warrants, which currently have a fair value of $2.5 million.

Year-to-date, the Company has recognized $2.4 million in losses on the disposition of assets no longer in use.

Interest on long-term debt was $0.8 million in Q3 2010 versus $0.6 million in Q3 2009. Interest rates experienced during the third quarter of 2010 were higher than the rates experienced in the third quarter of 2009; which was partially offset by the Company carrying a lower average drawn balance in the current year. Interest costs in the first nine months of 2010 were $0.1 million lower than in the same period of the prior year because of the lower debt balance outstanding.

Foreign exchange gains decreased by $2.2 million, from a gain of $1.4 million in Q3 2009 to a loss of $0.8 million in Q3 2010, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso strengthened during the third quarter of 2010, whereas it had weakened during the third quarter of 2009. The strengthening of this currency results in foreign exchange losses, primarily as a result of the Company’s future income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

The Company earned interest on short-term investments and other income during the quarter and year-to-date of $0.3 million and $1.2 million respectively, compared to $0.1 million and $0.5 million in 2009, reflecting higher average balances of cash and cash equivalents in 2010.

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the quarter ended September 30, 2010, the Company recognized a current tax recovery of $0.1 million and future income tax expense of $0.8 million, versus current tax expense of $1.0 million and future income tax recovery of $1.0 million in Q3 2009. Year-to-date, current tax and future tax recoveries were $1.5 million and $20.1 million respectively, compared to current tax expense and future tax expense of $2.8 million and $3.3 million respectively in the same period of the prior year. This year-over-year difference primarily relates to the impairment charges recorded against the El Cubo mine’s long-lived assets in the second quarter of 2010. The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the period ended September 30, 2010, the Company was subject to the Single Rate Tax.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)

	AS AT	AS AT
	SEPTEMBER 30, 2010	DECEMBER 31, 2009
		(AS RESTATED(1))

Current assets	$210,764	$220,121	Current assets decreased due to declining cash balances, offset by higher receivable and inventories balances.

Long-term assets	577,608	744,247

Long-term assets decreased in the first nine months of 2010 primarily as a result of the impairment recognized on long-term assets and goodwill at the El Cubo mine. This has been be partially offset by capital expenditures and purchases of investments during the year.

Total assets	$788,372	$964,368
Total current liabilities	$54,263	$42,180	Current liabilities have increased due to the timing of payments related to current obligations.

Total long-term liabilities	96,839	129,851

Long-term liabilities have decreased due to changes in the Company’s future income tax liability related to the Q2 impairment charge, and employee future benefits obligation, in addition to a payment made on a long-term obligation related to a consulting arrangement.

Total liabilities	$151,102	$172,031

Shareholders’ equity	$637,270	$792,337

Shareholders’ equity decreased in the first nine months of 2010 as a result of losses arising on the impairment recorded in the quarter, offset by exercises of stock options which increased the capital stock balance.

(1)	See note 6 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first nine months of 2010, the price of gold was relatively consistent, averaging $1,177 per ounce, with daily London PM Fix prices between $1,058 and $1,308 per ounce. The price of silver experienced greater volatility year-to-date, averaging $18.07 per ounce, with daily London fix prices between $15.14 and $22.07 per ounce. The price of gold continued to set new record highs in the third quarter, and into the fourth quarter of 2010. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the peso versus the US dollar can significantly impact the Company’s costs. The Mexican peso weakened throughout the third quarter, averaging approximately 12.8 Mexican pesos to 1 US dollar for the quarter, but year-to-date has strengthened since the end of 2009, when it closed at just over 13 pesos per US dollar. In the third quarter of 2010, the Company began to manage foreign exchange exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 24.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at September 30, 2010 was $107.0 million, a $22.0 million decline over the balance as at the end of 2009 of $129.0 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, foreign currency fluctuations, capital costs and exploration expenditures, purchases of investments, and currencies.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOW

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Cash flow from operating activities	$31,237	$13,875	$61,943	$46,621
Cash flow used in investing activities	(28,858)	(18,760)	(90,728)	(54,347)
Cash flow from / (used in) financing activities	984	(4,779)	5,084	16,755
Effect of foreign exchange rates on cash	899	-	1,722	-
Increase / (decrease) in cash and cash equivalents	4,262	(9,664)	(21,979)	9,029
Cash and cash equivalents, beginning of period	102,736	21,951	128,977	3,258
Cash and cash equivalents, end of period	$106,998	$12,287	$106,998	$12,287

Operating activities contributed $31.2 million during the third quarter of 2010 compared to the same period in 2009, when operating activities contributed cash flows of $13.9 million. This increase in operating cash flow was primarily due to increases in cash flows resulting from improved gold and silver prices, in addition to positive changes in non-cash working capital specifically relating to the collection of receivables and timing of payments on payables during the quarter. Year-to-date operating cash flow increased by $15.3 million year-over-year due primarily to improved gold and silver prices.

Investing activities for the quarter ended September 30, 2010 used cash of $28.9 million as a result of purchases of investments, capitalized stripping and other activities on mining interests and expenditures on property, plant and equipment, which compared to $18.8 million in Q3 2009. Year-to-date, cash used in investing activities also increased by $36.4 million year-over-year. Current year capital expenditures were greater than the prior year due to an increase in capitalized stripping costs at the Ocampo open pit, expenditures related to the Ocampo heap leach and mill expansions, major repairs done to the Ocampo mobile fleet and an increase in exploration expenditures. In addition, the Company purchased $10.8 million of investments during 2010, when no amounts were spent on investments in the prior year. As of September 30, 2010, the Company had committed to purchase $2.1 million in equipment that will be delivered throughout 2010.

Financing activities for Q3 2010 contributed cash of $1.0 million compared to Q3 2009, when financing activities used $4.8 million. The quarter over quarter decrease is primarily due to $14.8 million in net debt repayments during Q3 2009, which is partially offset by $10.0 million in proceeds on a sale-leaseback transaction in Q3 2009. Year-to-date cash contribution from financing activities was $5.1 million, an $11.7 million decrease from the prior year. The prior year financing cash flows included $17.2 million from two sale-leaseback transactions, and higher proceeds from the exercise of stock options.

CREDIT FACILITY

On November 5, 2009, the terms of the Company’s $30 million credit facility with the Bank of Nova Scotia were revised and extended for a further 24 months. On December 31, 2009 the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50 million, split equally between the two lenders. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. At September 30, 2010, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $22.6 million available for future funding. On November 5, 2010, the Company renegotiated the facility with the Bank of Nova Scotia and Société Générale. The revised agreement provides for a $75 million revolving facility, which may be increased to $100 million upon the completion of the acquisition of Capital Gold Corporation, subject to satisfactory due diligence by the lenders on Capital Gold. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. The revised agreement expires 36 months from the date of closing, and contains various financial covenants. There are no operational covenants associated with this facility, and there are no restrictions on the use of the proceeds.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. The Company expects to continue to build and maintain a cash reserve throughout 2010. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. Funds from the equity financing completed in October 2009 will be used to pursue the Company’s future growth plans, as outlined in the Outlook and Strategy discussion on page 5.

22

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, the Company generated net free cash flow of $3.9 million, due to improving prices for gold and silver and positive changes in non-cash working capital. Year-to-date in 2010, the Company’s capital expenditures exceeded operating cash flow by $16.8 million, largely due to the accelerated capitalized stripping activities at the Ocampo open pits and increased capitalized exploration activities. The Company expects to continue generating positive net free cash flow in future quarters, to be achieved through robust operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. As at September 30, 2010, the Company had a balance of $107.0 million in cash and cash equivalents.

The Company has total commitments relating to future capital expenditures of $1.5 million as at November 3, 2010.

LONG-TERM INVESTMENTS

At September 30, 2010, the Company held long-term investments with a market value of $15.2 million. The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are measured at fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur.

(i) Golden Queen Mining Co. Ltd. (“Golden Queen”)

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of eighteen months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, Southern California. As at September 30, 2010, the fair value of the Company’s investment in Golden Queen was $12.0 million, which includes the fair value of the warrants.

(ii) Corex Gold Corporation (“Corex”)

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.0 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction. Corex is a gold exploration Company whose principal asset is the Santana Gold Project in Sonora State, Mexico. As at September 30, 2010, the fair value of the Company’s investment in Corex was $3.2 million, which includes the fair value of the warrants.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at September 30, 2010 is summarized as follows:

(in thousands)

		LESS THAN 1				GREATER THAN 5
	TOTAL	YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	YEARS

Payables and accruals	$40,083	$40,083	$-	$-	$-	$-
Long-term debt	26,380	-	26,380	-	-	-
Interest on long-term debt	79	79	-	-	-	-
Capital leases	9,048	4,979	4,069	-	-	-
Long-term obligation	4,579	763	1,527	763	763	763
Future purchase commitments	2,111	2,111	-	-	-	-
Total	$82,280	$48,015	$31,976	$763	$763	$763

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following:

	SEPTEMBER 30, 2010	DECEMBER 31, 2009
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	138,841,790	137,357,552

At November 4, 2010, the Company had common shares outstanding of 138,864,315.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

During the period ended September 30, 2010, the Company used a mixture of cash, short-term debt, and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity to meet the needs of the business and the flexibility to continue growing through acquisition. From time to time, the Company seeks to manage its exposure to fluctuations in commodity prices, interest rates, and foreign exchange rates by entering into derivative financial instrument contracts. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties on page 27.

As at September 30, 2010 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company entered into agreements to purchase Mexican pesos amounting to $40.1 million USD at exchange rates ranging from 12.643 pesos per US dollar to 13.211 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated production costs at the Ocampo mine and settle at various dates between December 1, 2010 and October 31, 2011. These contracts had a fair value of $0.3 million at September 30th, 2010, which has been recognized in other comprehensive income during the quarter. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income will be reclassified to inventory to be recognized in income at the same time as the related production cost. A forward contract settled during the three months ending September 30, 2010 that resulted in a $0.1 million decline in production costs.

The Company also holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Production costs – labour(1)	-	$7,540	-	$24,182
Mining interests – labour(1)	-	$2,099	-	$4,601
Production costs – mine consumables(2)	-	$2,608	-	$11,254

(1)

The Company paid a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers are now be provided at cost plus 6-8%.

24

2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(2)

The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.

In September 2009, the Company announced the retirement of Mr. Fred George, as President and Chairman, and the resignation of Mr. Canek Rangel, a director of the Company. As a result, effective the date of their departure from the Company, these individuals are no longer considered related parties and the above transactions are not considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for Directors and Senior Officers of the Company. The purpose of the plan is to provide Directors and Senior Officers with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of the Company and to promote a greater alignment of interests between the Company’s Directors, Senior Officers, and shareholders.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Production costs per financial statements	$23,286	$23,845	$77,974	$69,391
Refining costs per financial statements	428	790	1,424	2,147
Less: Costs incurred during labour disruptions	(3,486)	-	(7,801)	(1,905)
Total cash costs	$20,228	$24,635	$71,597	$69,633
Divided by gold equivalent ounces sold(1)	45,099	49,305	141,990	148,391
Total cash cost per gold equivalent ounce	$449	$500	$504	$469
Total cash costs (per above)	$20,228	$24,635	$71,597	$69,633
Less: Silver revenue (see below)	(23,080)	(18,926)	(68,829)	(50,290)
	$(2,852)	$5,709	$2,768	$19,343
Divided by gold ounces sold	26,361	29,858	83,568	94,754
Total cash cost per gold ounce(2)	$(108)	$191	$33	$204
Average realized silver price	$19.19	$15.15	$18.12	$13.83
Multiplied by silver ounces sold	1,202,713	1,249,252	3,800,054	3,637,073
Silver revenue	$23,080	$18,926	$68,829	$50,290

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009	SEPTEMBER 30, 2010	SEPTEMBER 30, 2009
Cash flows from operating activities	$31,237	$13,875	$61,943	$46,621
Less: Capital expenditures	(27,292)	(18,463)	(78,701)	(54,216)
Net free cash flow	$3,945	$(4,588)	$(16,758)	$(7,595)

SUBSEQUENT EVENTS

On October 1, 2010, the Company announced that it entered into a definitive merger agreement pursuant to which the Company will offer to acquire all of the issued and outstanding common shares of Capital Gold Corporation (“Capital Gold”). Under the terms of the agreement, each common share of Capital Gold will be exchanged for 0.5209 common shares of the Company and a cash payment of $0.79 per share. The transaction is subject to Capital Gold shareholder approval.

On November 5, 2010, the Company renegotiated the credit facility with the Bank of Nova Scotia and Société Générale. The revised agreement provides for a $75 million revolving facility, which may be increased to $100 million upon the completion of the acquisition of Capital Gold Corporation, subject to satisfactory due diligence by the lenders on Capital Gold. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. The revised agreement expires 36 months from the date of closing, and contains various financial covenants. There are no operational covenants associated with this facility, and there are no restrictions on the use of the proceeds.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management’s assessment of our internal control over financial reporting, or disclosure of the public accounting firm’s report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company’s common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2009, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a “material weakness” as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. The Company has restated its consolidated financial statements for the years ended December 31, 2008 and 2009 to correct the accounting treatment for this item. However, there can be no assurance that the Company’s remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

In May 2010, the Company restated its consolidated financial statements and other financial information for the years ended December 31, 2008 and 2009 with respect to future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. In August 2009, the Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

LABOUR DISRUPTIONS AND UNREST

The Company suspended operations at the El Cubo mine as a result of continued labour disruptions by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels. The El Cubo mine site is currently being occupied by former workers and other individuals who have prevented Company personnel from accessing the site. If Company personnel continue to be refused access to the El Cubo property, the Company will be unable to perform the maintenance required to ensure the physical integrity and security of the site and keep the plant, equipment and machinery in functioning condition nor will it be able to perform monitoring functions necessary to ensure adherence to the environmental, health and safety and standards and regulatory / licensing requirements that were maintained prior the commencement of labour unrest.

The suspension, and the continued inability of the Company to re-commence operations, at El Cubo may have adverse effects on the Company’s business, results of operations and financial condition in addition to the effects described in this Management’s Discussion and Analysis.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At September 30, 2010, the Company had $26.4 million of variable rate debt which carries an interest rate of LIBOR plus 3.75% for LIBOR loans. This margin may change depending on the Company’s leverage ratio during the period, between a range of 3.75% and 4.25% for LIBOR loans. For prime rate and base rate Canada loans, the applicable margin ranges between 2.75% to 3.25% which also depends on the Company’s leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 24.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). As a result, the Company will report under IFRS for interim and annual periods beginning on or after January 1, 2011, and will restate the comparative information reported by the Company for 2010. The adoption of IFRS requires that the Company make certain accounting policy choices that may materially impact the Company’s financial position and results of operations. The Company will strive to make policy choices that are compliant with IFRS but that result in the most relevant and reliable information for its stakeholders.

The Company is currently in the final phase of its IFRS changeover plan, which involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

Throughout 2009 and into 2010, the Company continued to manage the transition to IFRS through the completion of activities and deliverables to support key areas of impact as follows:

  The Company established governance practices surrounding the project, including the formation of a project steering committee consisting of internal IFRS project personnel, senior management, and external advisors.

  The Company has completed the detailed documentation and assessment for all applicable IFRS standards. As of November 5, 2010, all IFRS assessments by standard have been presented to and reviewed by the Company’s project steering committee, external auditors and Audit Committee.

  Each standard has been accompanied by a draft IFRS accounting policy. The Company will begin to update and finalize its IFRS accounting policy and procedures manual in the fourth quarter of 2010.

  For those standards where a possible accounting change has been identified, the Company has quantified the impact of these changes on the opening IFRS balance sheet and has begun to collect the necessary data required to quantify the impact on the 2010 results.

  The Company has drafted an IFRS-compliant financial statement format and annual and interim note disclosures.

  The Company has evaluated the potential impact of IFRS on its information systems, and the changes identified are currently being implemented.

  The IFRS project team continues to monitor new and proposed standards and to revisit any preliminary conclusions reached, where necessary.

At the current stage of the IFRS project, the Company has not finalized its determination of the impact that adopting IFRS will have on its financial position and future results. Adjustments to the Company’s opening balance sheet are in the process of being finalized, and are expected to have a material impact on the January 1, 2010 equity balance , as compared to the December 31, 2009 equity balance prepared under Canadian GAAP. In addition, during the fourth quarter of 2010 the Company plans to quantify the financial results for the nine months ending September 30, 2010.

The Company is on target to meet the timelines essential to completing the changeover to IFRS.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPECTED AREAS OF SIGNIFICANCE

The Company has identified the areas noted below as those having the most potential for a significant impact on the financial position and result of operations.

(i) International Accounting Standard 16 – Property, Plant and Equipment (“IAS 16”)

This standard requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be amortized separately. While the requirements of Canadian GAAP are similar as written, this IFRS will require that the Company retain more detailed accounting records with respect to its property, plant and equipment. The Company has identified the significant components of its property, plant and equipment at its two mine sites, determined the useful lives of those significant components, and where the lives are different from that of the overall asset, has quantified the impact of this accounting change. In addition, changes to the Company’s information system are currently being made to accommodate the more detailed record-keeping.

The Company will be required to make an adjustment to its opening IFRS balance sheet relating to component accounting. This adjustment will result in a reduction in property, plant and equipment and a reduction in opening equity. In addition, the adjustment will impact the deferred gain recorded on the two sale-leaseback transactions entered into during 2009. These adjustments are still in the process of being finalized.

(ii) International Accounting Standard 12 - Income Taxes (“IAS 12”)

This standard requires that where the carrying value of non-monetary assets is recorded in the functional currency and the related tax value is measured in a foreign currency, the tax value is translated to the functional currency at the rate in effect at each balance sheet date. Any change in the tax value measure in the functional currency creates a temporary difference related to foreign exchange changes. Canadian GAAP recognized that while these differences met the definition of a temporary difference, the substance of accounting for it as such would be to recognize deferred income taxes on exchange gains and losses that are not otherwise recognized in accordance with Canadian GAAP, and as a result, the recognition of deferred income taxes for these temporary differences was prohibited. The Company estimates that the transition adjustment in the opening IFRS balance sheet will be an increase in deferred income tax liabilities of approximately $30 million. The Company is in the process of finalizing the actual opening balance sheet impact.

In addition to the difference previously mentioned, there is also a difference between Canadian GAAP and IFRS pertaining to the measurement of uncertain tax positions. The Company is currently in the process of evaluating the impact of this difference, but currently does not anticipate a material adjustment.

(iii) International Accounting Standard 19 - Employee Benefits (“IAS 19”)

Under Mexican labour law, the Company provides statutorily mandated severance benefits to employees terminated under certain circumstances. These severance benefits accumulated over the employee’s years of service, and under Canadian GAAP, were accounted for as defined benefit obligations. Under IFRS, these benefits are considered termination benefits and are expensed as incurred. As a result, the Company will need to reduce its employee future benefits obligation at transition by the amounts related to these statutorily mandated severance benefits.

In addition to the difference above, the Company’s opening employee future benefits obligation under IFRS will also be impacted by:

  The Company’s decision to discontinue the use of the corridor approach in accounting for actuarial gains and losses, and to recognize these amounts in other comprehensive income when they occur. The recognition of actuarial gains and losses will result in an increase to the employee future benefits liability on transition. However, the Company is electing the IFRS 1 option to eliminate these amounts on transition, and, as a result, there will be no net impact to accumulated other comprehensive income. Refer to the discussion on IFRS 1 below.

  The Company had unamortized past service costs under Canadian GAAP that related to vested amounts. Under IFRS, past service costs must be recognized in income when vested. This adjustment will increase the Company’s employee future benefits liability at transition.

The net impact of these adjustments will lower the Company’s employee future benefits liability and increase opening equity.

(iv) International Financial Reporting Standard 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

This standard requires that an entity apply all standards effective at the end of its first reporting period retrospectively, and provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company has analyzed the various exemptions available and will elect those determined to be most appropriate. The IFRS 1 exemptions that are the most significant to the Company are as follows:

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Property, Plant and Equipment

Adoption of IFRS without the use of this exemption would require the Company to restate all property, plant and equipment balances from the date of acquisition until the transition date to IFRS of January 1, 2010. The applicable IFRS 1 election allows the Company to report property, plant and equipment in its opening balance sheet on the transition date at a deemed cost instead of actual cost. This deemed cost will most likely be determined by a fair value measure at the date of transition. The exemption can be applied on an asset-by-asset basis. The Company will not elect this exemption.

Business Combinations

IFRS 1 permits entities to apply IFRS 3, Business Combinations, prospectively to business combinations occurring on or after the transition date of January 1, 2010. As a result, the Company would restate any 2010 business combinations which were reported under Canadian GAAP, for comparative reporting in 2011. Alternatively, the Company would be required to restate all business combinations prior to the transition date in addition to those occurring in 2010. The Company will elect the business combinations exemption and adopt IFRS 3 prospectively. The election of this exemption does not preclude the Company from the requirement to assess the assets and liabilities acquired in business combinations prior to transition in determining the opening balance sheet under IFRS.

Employee Benefits

The adoption of IFRS without the use of the employee benefits IFRS 1 exemption would require that the Company recalculate all actuarial gains and losses from the inception of each defined benefit plan in accordance with IFRS until the transition date. The IFRS 1 election allows the Company to recognize all cumulative actuarial gains and losses in retained earnings at the date of transition to IFRS and to apply any changes prospectively from that date. The Company will elect this exemption, which will result in an increase in employee future benefit obligations and a reduction in opening retained earnings.

Foreign Exchange

The Company has cumulative translation adjustment balances relating to its conversion to a US dollar functional currency in 2007. On transition to IFRS, the Company can deem all cumulative translation gains to be zero. The Company will elect this exemption, resulting in a reduction in accumulated other comprehensive income and an increase in opening retained earnings by $6.4 million.

Borrowing Costs

IFRS 1 permits entities to apply IAS 23, Borrowing Costs, prospectively from the transition date under certain circumstances. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company’s transition date of January 1, 2010. The Company will elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, the carrying value of previously capitalized borrowing costs as determined under the Company’s previous Canadian GAAP accounting policy will be reversed on January 1, 2010 which will result in a reduction in property, plant and equipment and a corresponding reduction in opening retained earnings.

(v) Impairment of Long-lived Assets

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach when testing and measuring impairment. This increases the likelihood of impairment where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis. In addition, IFRS requires the reversal of any previous impairment losses where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses. The Company has performed a goodwill impairment test at transition and has determined that there is no adjustment upon transition to IFRS.

(vi) Extractive Activities Project

The International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. The official discussion paper on Extractive Activities was released in April 2010, with comments requested by July 30, 2010. Any changes to IFRS as a result of the project will not be effective until after the Company implements IFRS in 2011. Therefore, the Company’s accounting policies specific to mining and related activities may be impacted once final IFRS are released on this topic, subsequent to IFRS adoption. The Company’s IFRS project team will closely monitor any developments in this project.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

As part of the assessment of each IFRS, internal controls over financial reporting and disclosure controls and procedures are considered. For example, any changes in accounting policies could result in additional controls or procedures being required to address the reporting of the Company’s first time adoption and on-going reporting requirements.

As a result of the adoption of IAS 16, Property, Plant and Equipment, certain controls and procedures will need to be put in place to ensure the accurate componentization and amortization of the Company’s property, plant and equipment. In addition, a process has been designed and implemented to provide reasonable assurance on the controls in place relating to the conversion process. At this time the Company has not identified any significant changes in internal control that will be required as a result of the implementation of IFRS. The certifying officers plan to complete the design, and initially evaluate the effectiveness of any key controls implemented as a result of IFRS in the fourth quarter of 2010, to prepare for certification under IFRS in 2011.

The Company will also ensure that key stakeholders are informed about the anticipated effects of the IFRS transition.

FINANCIAL REPORTING EXPERTISE

The Company has identified an IFRS Project Team, comprised of senior finance staff and senior management. The majority of these individuals have attended external IFRS training specific to the mining industry. Any required training for finance and operational staff will be delivered in the fourth quarter of 2010, and will be specific to the impact of IFRS on daily responsibilities of these individuals.

The Company has held an IFRS information session with the Company’s Audit Committee of the Board of Directors. During this session, management and external advisors provided the members with the Company’s project plan, and presented the expected areas of significance. The Audit Committee receives quarterly updates on the status of the project and reviews the conclusions reached on various standards, as they are completed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 9 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2009 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2009.

In connection with the restatement of the December 31, 2009 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, re-evaluated the effectiveness of disclosure controls and procedures. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, the Company’s disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting described below.

As of September 30, 2010, management had implemented the changes noted in section (ii) below and the Company’s disclosure controls and procedures were deemed effective.

(ii) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management was furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2009. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2009, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon’s management assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2009. No material weaknesses were identified by management during this evaluation. However, during the preparation of the March 31, 2010 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2009.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal control over financial reporting existed as of December 31, 2009 as the Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, upon the acquisition of Mexgold Resources Inc. on August 8, 2006, the Company did not identify future income taxes as a foreign currency liability denominated in Mexican pesos and as a result the balance was not translated appropriately. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008.

As a result of the aforementioned material weakness as of December 31, 2009, management made changes in internal controls over financial reporting during the second quarter of 2010. Management has concluded that, as of September 30, 2010, the Company’s design of internal control over financial reporting was effective.

(iii) Change in Internal Control over Financial Reporting

There have been no significant changes in internal controls over financial reporting during the period ended September 30, 2010 that could have affected or are likely to materially affect the Company’s controls over financial reporting.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		Q3 2010		Q2 2010		Q1 2010		Q4 2009		Q3 2009		Q2 2009		Q1 2009		Q4 2008
								AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)
Gold ounces sold		26,361		28,151		29,056		38,249		29,858		30,461		34,435		41,004
Silver ounces sold		1,202,713		1,257,683		1,339,658		1,509,511		1,249,252		1,116,067		1,271,754		1,534,318
Gold equivalent ounces sold(1)		45,099		47,499		49,392		62,462		49,305		47,081		52,005		60,662
Gold equivalency ratio(2)		64		65		66		62		64		67		72		79
Gold ounces produced		27,018		29,231		28,431		36,829		31,536		31,115		36,829		43,768
Silver ounces produced		1,189,769		1,280,201		1,284,071		1,465,098		1,265,645		1,083,471		1,351,300		1,649,893
Gold equivalent ounces produced(1)		45,520		48,955		48,061		60,407		51,062		47,123		55,480		64,889
Revenue from mining operations		$55,518		$57,044		$54,687		$68,220		$47,906		$43,326		$47,349		$48,262
Production costs, excluding amortization and depletion		$23,286		$28,966		$25,722		$27,113		$23,845		$22,451		$23,095		$24,521
Earnings / (loss) before other items		$11,058		$11,442		$12,635		$21,543		$(2,117)		$3,422		$4,586		$5,055
Net earnings / (loss)		$7,520		$(180,293)		$1,828		$13,452		$(7,020)		$(7,573)		$2,873		$31,555
Restatement adjustments		-		-		-		$201		$5,807		$809		$(344)		$3,397
As restated		$7,520		$(180,293)		$1,828		$13,653		$(1,213)		$(6,764)		$2,529		$34,952
Net earnings / (loss) per share, basic		$0.05		$(1.30)		$0.01		$0.10		$(0.06)		$(0.06)		$0.02		$0.26
Restatement adjustments		-		-		-		$0.00		$0.05		$0.01		$0.00		$0.03
As restated		$0.05		$(1.30)		$0.01		$0.10		$(0.01)		$(0.05)		$0.02		$0.29
Net earnings / (loss) per share, diluted(3)		$0.05		$(1.30)		$0.01		$0.10		$(0.06)		$(0.06)		$0.02		$0.26
Restatement adjustments		-		-		-		$0.00		$0.05		$0.01		$0.00		$0.03
As restated		$0.05		$(1.30)		$0.01		$0.10		$(0.01)		$(0.05)		$0.02		$0.29
Cash from operations		$31,237		$15,694		$15,012		$31,597		$13,875		$13,715		$19,031		$9,965
Net free cash flow(4)		$3,945		$(12,900)		$(7,803)		$8,950		$(4,588)		$(6,922)		$3,917		$(6,446)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$449		$531		$530		$445		$500		$453		$455		$413
Total cash costs, per gold ounce(4)		$(108)		$70		$125		$35		$191		$198		$221		$234
Average realized gold price(5)		$1,230		$1,201		$1,107		$1,093		$971		$920		$903		$796
Average realized silver price(5)		$19.19		$18.47		$16.81		$17.54		$15.15		$13.71		$12.63		$10.05
Gold equivalent ounces sold (55:1)(6)		48,228		51,018		53,413		65,694		52,572		50,753		57,558		68,901
Gold equivalent ounces produced (55:1)(6)		48,650		52,506		51,778		63,467		54,549		50,814		61,398		73,766
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$419		$494		$490		$423		$469		$420		$411		$364

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	Number of silver ounces considered equivalent to one gold ounce.

(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q2 2009, Q3 2009 and Q2 2010 as all factors were anti-dilutive.

(4)	See the Non-GAAP Measures section on page 25.

(5)	Average realized prices are on a per ounce basis.

(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.

(7)	See note 6 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

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2010 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 3: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F/A form filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F/A Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; future cash flows; estimates regarding the future costs related to exploration or production at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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